RICEBRAN TECHNOLOGIES
6720 N. SCOTTSDALE ROAD, SUITE 390
SCOTTSDALE, ARIZONA 85253

August 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Lisa Krestynick, Staff Attorney

Re:	RiceBran Technologies Registration Statement on Form S-3 (No. 333-212658) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RiceBran Technologies (the "Company"), hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-212658) be accelerated so that the same will become effective at 5:00 p.m., Eastern time, on Monday, August 15, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

(i)          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request or the Registration Statement, please call our counsel Taylor Bentley, of Weintraub Tobin, at (916) 558-6129.

Very truly yours,
RiceBran Technologies

By: /s/ J. Dale Belt
J. Dale Belt
Chief Financial Officer